SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 April 30, 2003


                              VEOLIA ENVIRONNEMENT
                        (formerly Vivendi Environnement)
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---            ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X
                                     ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Veolia Environnement logo


PRESS RELEASE



Paris, April 30, 2003 - The Group's annual shareholders meeting (AGM), held today, approved the resolutions amongst which :

o  The 2002 fiscal year accounts which show a net consolidated income of Euro
   339.2 million for the Group;
- The payment of a net dividend of Euro 0.55 per ordinary share (excluding tax credit);
-  The Group's new name Veolia Environnement;
o The change of the legal organisation of the Group which becomes a societe anonyme a Conseil d'Administration (a limited liability company with a Board of Directors);
o The composition of the Board of Directors whose members are: Jean Azema, Daniel Bouton, Jean-Marc Espalioux, Jacques Espinasse, Paul-Louis Girardot, Philippe Kourilsky, Arthur Laffer, Francis Mayer, Serge Michel, Henri Proglio, Baudouin Prot, Georges Ralli, Louis Schweitzer, Murray Stuart.

The Board of Directors held its first meeting following the AGM and named Henri Proglio Chairman and CEO of Veolia Environnement.



  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

     Press release also available on http://veoliaenvironnement-finance.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 30, 2003

                                        VEOLIA ENVIRONNEMENT


                                        By: /s/ Jerome Contamine
                                            ---------------------------------
                                            Name: Jerome Contamine
                                            Title: Chief Financial Officer